Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
400 NW 26th St
Miami , FL 33127
http://blockchaininstitute.com/

Up to $222,637.92 in Non-Voting Common Stock at $0.24
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
Address: 400 NW 26th St, Miami , FL 33127
State of Incorporation: DE
Date Incorporated: May 14, 2021

Terms:

Equity

Offering Minimum: $9,999.84 | 41,666 shares of Non-Voting Common Stock
Offering Maximum: $222,637.92 | 927,658 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.24
Minimum Investment Amount (per investor): $240.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Ultra Early Bird

- Invest in the first 48 hours, get 20% bonus shares

Super Early Bird

- Invest in the first week, get 15% bonus shares

Early Bird

- Invest in the first month, get 10% bonus shares

Amount-Based Perks

$349+ | 1st Perk Title

BIT Logo Pen and Note Pad Set

$500+ | 2nd Perk Title

All previous items + BIT Online Certificate Course of Choice

$1,000+ | 3rd Perk Title

All previous items + BIT Logo T-Shirt

$2,500+ | 4th Perk Title

All previous items + BIT Logo Mug

$5,000+ | 5th Perk Title

All previous items + Certified Blockchain Professional (CBCP) Curriculum and Certification including physical CBCP certificate with your name recorded on blockchain, and featuring holographic counterfeit-proof seal.

$25,000+ | 6th Perk Title

All previous items + Dinner with George Levy, CEO of BIT in Miami, FL* + Certified Senior Blockchain Professional (CSBCP) Curriculum and Certification including physical CSBCP certificate with your name recorded on blockchain, and featuring holographic counterfeit-proof seal.

Loyalty Bonus

All previous Blockchain Institute of Technology StartEngine investors receive 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Blockchain Institute of Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.24/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $240. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Blockchain Institute of Technology, Inc. ("BIT" or the "Company") provides third-party credentialed professional training and certification on blockchain technology and cryptocurrency.

We reach and serve our target customers directly through BIT's learning management system (LMS) platform and indirectly through multiple channels and partners including leading online learning platforms, multiple social media channels, focused websites and a growing number of universities.

BIT certificates are third-party credentialed by Foundational Technologies Institute, an industry-led technology and professional credentialing organization. Certifications are securely recorded permanently on the blockchain to avoid fraud and tampering.

BIT's generates revenues through a combination of the following product and service offerings:

1. Online course sales

2. Professional certifications

3. Continuing education subscription licenses

4. In-person training and certification fees

5. Specialized study / Travel Blockchain Immersion Programs TM

6. Licensing universities and instructors teaching BIT courses

7. Customized learning solutions

8. Specialized sponsored content and research reports

9. Paid speaking engagements

10. Live educational events and conferences

Competitors and Industry

Industry

Blockchain is an exponentially growing market that could boost global GDP by USD $1.76 trillion (Source: PwC Time for Trust Report, October 2020)

The global blockchain market is predicted to grow from $7.18 billion in 2022 to $163.83 billion in 2029. (Source: Fortune Business Insights, Blockchain Market Research Report, March 2022)

In terms of individual countries which could have the highest potential GDP boost from blockchain adoption are China (USD $440 billion) and the USA (USD $407

billion). Five other countries - Germany, Japan, the UK, India, and France – are also estimated to have net benefits of over USD $50 billion each.

Blockchain Institute of Technology provides third-party credentialed training and certification, combined with blockchain-verified tamper-proof professional certificates. All are delivered cost-effectively and at scale. Anytime. Anywhere.

Competitors

Other education and certification providers deliver training and certificates that do not adapt to today's scheduling, geographic, and travel restrictions, and some lack professional credentialing. Many can also be falsified as they lack security protection against fraud.

Blockchain Institute of Technology's educational offerings and certificates can be delivered anytime, and anywhere, and have been approved and credentialed by Foundational Technologies Institute, a third-party professional credentialing organization. Each certificate issued by BIT is recorded on the blockchain to assure authenticity, which can be verified independently for accuracy.

Current Stage and Roadmap

Current Stage

Blockchain Institute of Technology has developed and delivered corporate trainings to senior executive teams for the following companies and organizations:

· Federal National Mortgage Association (Fannie Mae)

· Ernst & Young

· The Central Bank of Curaçao & St. Maarten

· The Ministry of Economy of Mexico

There have been more than 170,000 enrollments of students from over 190 countries in courses and certificate programs developed by BIT.

Roadmap

We plan on using this investment round to increase the number of available instructors, courses offered, and to grow our marketing efforts for the Certified Blockchain Professional (CBCP) certification, our flagship professional certification.

The Team

Officers and Directors

Name: George Levy

George Levy 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Chairman
  Dates of Service: May, 2021 - Present
  Responsibilities: Strategic and operational planning and execution.Managing the company's overall operations. Salary: 2022 - Current Salary $7,500 / Month and 2021 - $3,500 / month

Other business experience in the past three years:

- **Employer:** Amijoy, Inc.
  Title: President
  Dates of Service: February, 2013 - December, 2021
  Responsibilities: Strategic direction and execution for online learning and multimedia content production.2022 - Current Salary $0 2021 - $3,750 / month 2020 - $3,750 / month 2019 - $3,750 / month

Other business experience in the past three years:

- **Employer:** Florida Blockchain Foundation
  Title: Executive Board Advisor
  Dates of Service: November, 2018 - May, 2021
  Responsibilities: Advisory role on strategy and direction for the foundation

Other business experience in the past three years:

- **Employer:** Bitsonline
  Title: Marketing Advisor
  Dates of Service: March, 2017 - December, 2021
  Responsibilities: Provide advice on marketing strategy and execution.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Blockchain technology and cryptocurrency are still relatively new technologies and the regulatory landscape is evolving. Changes in the value of cryptocurrencies and government regulations can affect the use and growth of blockchain technology.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the education and technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in the amount of up to $5M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Blockchain Institute of Technology, Inc. was formed on May 14, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blockchain Institute of Technology, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Blockchain Institute of Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be

affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Blockchain Institute of Technology or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Blockchain Institute of Technology could harm our reputation and materially negatively impact our financial condition and business.

Blockchain technology and cryptocurrencies are still relatively new technologies and the regulatory landscape is evolving.
Blockchain technology and cryptocurrencies are still relatively new technologies and the regulatory landscape is evolving. Changes in the value of cryptocurrencies and government regulations can affect the use and growth of blockchain technology.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
George Levy	85,000,000	Common Stock	81.0%

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 927,658 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 100,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 15,000,000 of shares to be issued pursant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 50,000,000 with a total of 4,079,161 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

For further information on the material rights of these securities, please refer to the Company's Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

Blank check preferred stock. Voting rights subject to designation per Board of Directors. Please see material rights below.

Material Rights

For further information on the material rights of these securities, please refer to the Company's Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

As of the effective date of the Certificate of Incorporation (please see Exhibit F of these offering materials), all Fifty Million (50,000,000) shares of the Preferred Stock of the Corporation are undesignated Preferred Stock.

BLANK CHECK PREFERRED STOCK. The Board of Directors of the Corporation is expressly authorized to provide, out of up to the undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Statement of Share Rights"); and (iii) to issue from time to time in one or more such series up to 50,000,000 shares of undesignated Preferred Stock authorized under the Statement of Share Rights, as the same may be amended or restated from time to time.

What it means to be a minority holder

As a minority stockholder of Blockchain Institute of Technology, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $395,362.03
  Number of Securities Sold: 4,079,161
  Use of proceeds: Startup funds
  Date: August 24, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on current capital and credit lines available, the Company can operate for 10 months without revenue generation.

Foreseeable major expenses based on projections:

The Company is expanding globally and ramping up marketing efforts. These will incur expenses including creating new educational courses, launching paid marketing and advertising campaigns to reach new audiences, hiring and training sales personnel, and increasing content production and event participation and sponsorships.

Future operational challenges:

The Company is growing and needs to adapt and scale to handle the growth. With thousands of new students being added, the organization needs to implement new processes and personnel to manage efficiently this growth. With expansion into international markets and additional languages, there are also challenges to drive growth while ensuring high-quality standards.

Future challenges related to capital resources:

Demand for our product and services may decline due to factors beyond our control such as the performance of the cryptocurrency market, government regulations, and global financial markets. We are facing a growing level of competition with top universities entering into the blockchain education space, and having greater financial resources than us. We plan to compete against these universities by offering a more time-efficient, cost-effective, and convenient education and certification option.

Future milestones and events:

We are developing and will be launching multiple new courses and certification options that will create new market opportunities, and which will enable us to acquire new students interested in new study areas, as well as provide additional course and certification options to offer to our current students.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 12/07/2022 the Company had access to $192,400 in cash and credit lines.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to scaling the growth of the Company and expanding into new international markets and business areas.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. The company has adequate resources to continue as is, but is looking to raise capital to scale and grow the operation including launching new paid marketing campaigns across social media and search engines to drive new leads and opportunities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the company will be able to operate for 13 months. This is based on an estimated monthly burn rate of approximately $16,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2.3 years. This is based on a current monthly burn rate of $16,000 for expenses related to SG&A including planned paid marketing efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Amijoy, Inc.
  Names of 20% owners: George Levy and Yvonne Levy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Blockchain Institute of Technology has an exclusive license agreement for all blockchain content from Amijoy, Inc.
  Material Terms: The content licensed includes the following courses: 1. Blockchain and Bitcoin Fundamentals 2. Cryptocurrency Fundamentals 3. Bitcoin Advanced Level Transactions 4. Blockchain Advanced Level Uses Beyond Bitcoin 5. Cryptocurrency for your Business 6. Blockchain in Supply Chain Management 7. NFT Fundamental and 8. Bitcoin: Aprenda a Usar, Recibir, Enviar, Comprar y Vender, as well as the assignment of the federal trademark Blockchain Institute of Technology and all related domain names.

Valuation

Pre-Money Valuation: $24,978,998.64

Valuation Details:

Blockchain Institute of Technology ("BIT" or the "Company") determined its pre-money valuation based on its analysis of multiple factors. In particular, BIT used a projected cash flow model. We arrived at the valuation by applying a discount to a projected cash flow model. The model was built from the bottom up using assumptions for the price, mix, and volume for each service sold, as well as our best conservative estimate of costs.

We included a Category Risk Adjustment in its valuation out of an abundance of caution to reflect the broad statistical reality that startups experience high fail rates, independent of internal forecasts.

The Company's Founder and CEO, George Levy, has a history of prior successes in the industry. He is a bestselling instructor and speaker focused on blockchain, Bitcoin, and cryptocurrency. He has taught over 170,000 students in more than 190 countries, with clients ranging from senior-level executive teams at the Federal National Mortgage Association (Fannie Mae), and Ernst & Young, to the Ministry of Economy in Mexico, The Central Bank of Curaçao and Sint Maarten and others. As a blockchain and cryptocurrency expert speaker, he has been featured at numerous leading events the world over including highly specialized events such as Supply Chain 2.0, Miami Crypto EXP in Miami, Florida, and the d10e Conference on Decentralization in Tel

Aviv, Israel.

Despite only being founded in May 2021, BIT has a fully functional learning management system (LMS) platform that provides third-party credentialed professional training and certification on blockchain technology and cryptocurrency. The Company has taught courses and led training seminars to hundreds of thousands of students worldwide and secured IP rights through its trademark from the USPTO. Further, BIT has already begun generating revenue and continues its efforts to improve and expand its proprietary platform with plans for expanded marketing efforts to reach its potential worldwide user base.

The Company currently has 104,079,161 fully-diluted shares outstanding. Multiplying this amount by the price per share of $0.24 produces a pre-money valuation of $24,978,998.64.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  StartEngine Fees.

If we raise the over allotment amount of $222,637.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  20.0%
  Expanding partnerships and sales channel

- *Research & Development*
  20.0%

Increasing number of courses and certification options available

- *Company Employment*
  20.0%
  Staffing for sales and business development

- *Marketing*
  20.0%
  Increasing online advertising spend

- *Working Capital*
  14.5%
  Working capital cash at hand as reserve

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://blockchaininstitute.com/ (https://blockchaininstitute.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

[See attached]

BLOCKCHAIN INSTITUTE OF TECHNOLOGY, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 14, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Blockchain Institute of Technology, Inc.
Hallandale Beach, Florida

We have reviewed the accompanying financial statements of Blockchain Institute of Technology, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 14, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 10, 2022
Los Angeles, California

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	115,078
Total current assets		**115,078**
Total assets	**$**	**115,078**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	7,200
Other Current Liabilities		651
Total current liabilities		**7,851**
Total liabilities		**7,851**
STOCKHOLDERS EQUITY		
Common Stock		8,500
Additional Paid in Capital		83,692
Retained earnings/(Accumulated Deficit)		15,034
Total stockholders' equity		**107,227**
Total liabilities and stockholders' equity	**$**	**115,078**

See accompanying notes to financial statements.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (May 14, 2021)		**December 31, 2021**
(USD $ in Dollars)		
Net revenue	$	62,459
Cost of goods sold		1,172
Gross profit		61,287
Operating expenses		
General and administrative		39,053
Sales and marketing		7,200
Total operating expenses		46,253
Operating income/(loss)		15,034
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		15,034
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**15,034**

See accompanying notes to financial statements.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date May 14, 2021	-				
Issuance of Common Stock	85,000,000	$ 8,500	$ 83,692		$ 92,192
Net income/(loss)	-	-		$ 15,034	15,034
Balance—December 31, 2021	**85,000,000**	**$ 8,500**	**$ 83,692**	**$ 15,034**	**$ 107,227**

See accompanying notes to financial statements.

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception (May 14, 2021)		**December 31, 2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	15,034
Changes in operating assets and liabilities:		
Credit Cards		7,200
Other Current Liabilities		651
Net cash provided/(used) by operating activities		**22,885**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock		92,192
Net cash provided/(used) by financing activities		**92,192**
Change in cash		115,078
Cash—beginning of year		-
Cash—end of year	**$**	**115,078**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blockchain Institute of Technology Inc. was incorporated on May 14, 2021, in the state of Delaware. The financial statements of Blockchain Institute of Technology Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hallandale Beach, Florida.

Blockchain Institute of Technology offers fully credentialed blockchain and cryptocurrency professional education and certification delivered efficiently and at scale - anytime, anywhere. We address the needs of our customers by developing and offering customized training and professional certification solutions in blockchain, Bitcoin, and cryptocurrency that combine the following elements:

1. Scalable, effective online courses and training delivered anytime, anywhere and on any device.
2. Hybrid online/offline training, certification and content options that can be customized to fit the needs and schedule of any organization.
3. Professional certification examinations with accompanying third party credentialed certificates, and third-party verification on a blockchain to avoid fraud and tampering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Blockchain Institute of Technology Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The

Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from credentialed blockchain, and cryptocurrency professional education and certification delivered efficiently and at scale.

Cost of sales

Costs of goods sold include education credentialing, supplies, and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $7,200hich is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021
Payroll payable	651
Total Other Current Liabilities	**$ 651**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 150,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, 85,000,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of Preferred Stock with a $0.0001 par value. As of December 31, 2021, no Preferred Shares have been issued and are outstanding.

5. DEBT

The Company had no outstanding debt as of December 31, 2021.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(27)
Valuation Allowance		27
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(27)
Valuation Allowance		27
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $108, and the Company had state net operating loss ("NOL") carryforwards of approximately $108. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 10, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Blockchain Institute of Technology Reg CF 2 is not live or open to the public at this moment.

Blockchain Education & Certification

INVEST IN BLOCKCHAIN INSTITUTE OF TECHNOLOGY REG CF 2 TODAY!

At Blockchain Institute of Technology, we deliver the World Standard for Blockchain Education and Certification ™ through internationally recognized, credentialed courses and certifications used by students and executives worldwide, delivered cost-effectively and at ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BLOCKCHAIN INSTITUTE OF TECHNOLOGY
The World Standard for Blockchain Education and Certification.™

$0.00 Raised

REASONS TO INVEST

- BIT has trained senior executive teams from many world-leading organizations including the Federal National Mortgage Association (Fannie Mae), Ernst & Young, The Central Bank of Curaçao & St. Maarten, and The Ministry of Economy of Mexico among many others.
- The global blockchain market is predicted to grow from $7.18 billion in 2022 to $163.83 billion in 2029, but there is a major lack of resources for certified professional education and certification in blockchain and related technologies – such as cryptocurrency, NFTs, Metaverse and Web 3.*
- Blockchain Institute of Technology has received a federal trademark for education services and certification to train and provide verified certificates in blockchain technology.

*Information from Fortune Business Insights Market Research Report (Source)

Since Our Last Raise

170K students

190 countries

At this moment, we have more than 170,000 students from more than 190 countries enrolled in courses and certificate programs developed by BIT, up from approximately 100,000.

Since Our Last Raise

- At this moment, we have more than 170,000 students from more than 190 countries enrolled in courses and certificate programs developed by BIT, up from approximately 100,000.
- We have launched in Spanish and are currently expanding into multiple additional languages.
- BIT has created and published multiple new courses focusing on high growth areas including NFT's, Metaverse and Web3 with additional courses and certifications in the works.

THE PITCH

While the blockchain and cryptocurrency markets are growing exponentially, there is a global shortage of talent educated and certified in the job skills required for the jobs that need to be filled. This is resulting in thousands of unfilled jobs, as there are not enough skilled workers in the field to meet demand. Blockchain Institute of Technology (BIT) is the world standard for blockchain education and certification, with more than 170,000 students from more than 190 countries enrolled in courses and certification programs developed by BIT. We provide high-quality, internationally recognized, credentialed education and certification in blockchain and related technologies – cost-effectively and at scale. Our mission is to empower the full potential of blockchain by expanding access to professional training and certification in the technology.

OVERVIEW

Unlocking the Full Potential of Blockchain Through Education and Certification


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Demand for experts in blockchain has never been higher, but until now, the industry has lacked a standard education and certification process. Our scalable, effective online courses and training provide a federally-trademarked, internationally credentialed and recognized blockchain certification in order to expand access to this essential new technology. As our customer base grows and we continue to scale, we are ready to become a worldwide standard for blockchain education.

THE PROBLEM

Lack of Skilled People in Blockchain Technology is Leading to Thousands of Unfulfilled Jobs, and Unrealized Annual Revenues

In 2020, blockchain was the #1 job skill sought out by employers, but there were only a very limited number of credentialed education and professional certification options to help train talent in this highly demanded area. In 2022 and beyond, the need for educating and certifying blockchain professionals is even more necessary as blockchain, cryptocurrency, NFT, Metaverse and Web3 startups are competing against traditional firms for the limited talent available, and hiring is accelerating at companies with thousands of new blockchain and cryptocurrency jobs being created, all looking to hire from the insufficient number of skilled candidates available.


There is a gap between the need for blockchain professionals & the resources to become one...

This shortage of talent skilled in blockchain and cryptocurrencies is having a negative impact on businesses looking to capitalize on the opportunities presented by these fast-growing markets.

According to a Korn Ferry study titled, "Future of Work: The Global Talent Crunch", it is estimated that by 2030, there will be a global human talent shortage of more than 85 million people, or roughly equivalent to the population of Germany. Left unchecked, in 2030 that talent shortage could result in about $8.5 trillion in unrealized annual revenues (Source).


... Which means many companies are being left in the dust of the blockchain and crypto revolutions.

THE SOLUTION

Fully Credentialed Blockchain and Cryptocurrency Education and Certification

We address the needs of our customers by developing and offering professional education and certification solutions in blockchain, Bitcoin and cryptocurrency that combine the following elements:

1. Scalable, effective **online courses and training** delivered anytime and anywhere.
2. **Hybrid online/offline training**, certification and content options that can be customized to fit the needs and schedule of any organization.
3. **Professional certification examinations** with accompanying third-party credentialed certificates with a holographic, counterfeit-proof seal, recorded, and third-party certified on a blockchain to avoid fraud and tampering.

By leveraging these elements, BIT is able to deliver fully credentialed blockchain and cryptocurrency professional education and certification at scale, while prioritizing **quality, time, and budget** for our customers.


Budget
BLOCKCHAIN INSTITUTE OF TECHNOLOGY
CERTIFIED
Quality
Time

Anytime, Anywhere

Unlike many other education and certification providers, BIT's educational offerings and digital certificates can be delivered over the Internet anytime, and anywhere. As part of our constant strategy to improve the systems of business to perfection, and a way to further extend our reach and effectiveness, we have developed and made globally available the "BIT Meta Campus", an online education option delivered on the Metaverse.


Metaverse Fundamentals
BLOCKCHAIN® INSTITUTE OF TECHNOLOGY

**The above graphic depicts a computer generated image of what Blockchain Institute of Technology's BIT Meta Campus looks like in the Metaverse.*

Each certificate issued by BIT is recorded on the blockchain to assure authenticity and can be verified independently for accuracy. All certifications and educational materials have been reviewed and are approved and credentialed by Foundational Technologies Institute, a third-party, international professional credentialing organization.


BLOCKCHAIN INSTITUTE OF TECHNOLOGY
CERTIFIED
BLOCKCHAIN INSTITUTE OF TECHNOLOGY
CBCP
BLOCKCHAIN INSTITUTE OF TECHNOLOGY
CSBCP

Enthusiastic, Growing Customer Base

There have already been more than 170,000 enrollments in courses and certificate programs developed by Blockchain Institute of Technology, from students in over 190 countries.

In addition, we have developed and delivered corporate trainings to senior executive teams for the following companies and organizations, among others:

- Federal National Mortgage Association (Fannie Mae)
- Ernst & Young
- The Central Bank of Curaçao & St. Maarten
- The Ministry of Economy of Mexico


The Power of BIT
BIT can help boost the global economy by enabling more businesses to use blockchain technology.
170,000+ Students
190 Countries

THE MARKET

Supporting an Explosive Market with Massive Global Impact

The global blockchain market size is expected to grow from $7.18 billion in 2022 to $163.83B by 2029, at an impressive compound annual growth rate (CAGR) of 56.3% (Source).


Global Blockchain Market
$163.83B
56.3%
CAGR
$39.7B
$3B
$7.18B
2020
2021
2022
2023
2024
2025 ... 2029

Source

By 2030, PwC predicts that blockchain technologies could boost the global economy by $1.76 trillion, and Citi estimates that the metaverse economy could be worth $13 trillion (Source | Source).


By 2030, PwC predicts that blockchain technologies could boost the Global Economy by
$1.76 trillion
and Citi estimates that the Metaverse Economy could be worth
$13 trillion

Source | Source

OUR TRACTION

A Fast Growing Customer Base, Globally Scalable and Federally Trademarked


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**The above testimonials may not be representative of the opinions of other blockchain professionals or the experiences of other customers and is not a guarantee of future performance or success.*

Since our launch, we have achieved the following milestones:

- Enrolled more than **170,000 students** from more than **190 countries** in BIT courses and certificate programs.
- Trained senior-level executives from global organizations including the Federal National Mortgage Association (Fannie Mae), Ernst & Young, The Central Bank of Curaçao & St. Maarten, The Ministry of Economy of Mexico, and more.
- Launched our Spanish-language program, and we are in the process of adding several additional languages.
- Received a **federal trademark** for education services and certification, allowing us to provide verified certificates in blockchain technology under the trademark-protected brand of Blockchain Institute of Technology.

WHY INVEST

Empowering the Full Potential of Blockchain

At BIT, we have witnessed first-hand the power of the $7.18 billion blockchain market and businesses worldwide need to incorporate blockchain and educate their staff in these technologies in order to remain relevant.



Join our mission to make sure no company gets left behind the blockchain revolution.
BLOCKCHAIN INSTITUTE OF TECHNOLOGY

Inside the BIT Meta Campus

We believe our product stands ahead of the market, with a first-mover advantage. We have a proven scalable business model and an advanced third-party credentialing system to provide BIT's blockchain verified professional certificates.

We hope you'll join us as we help train and certify the skilled workforce needed for the current blockchain and cryptocurrency global business transformation.

Blockchain Institute of Technology 17b Disclosure

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
400 NW 26th St Miami , FL 33127	**$24.98M**	**$406k**

At Blockchain Institute of Technology, we deliver the World Standard for Blockchain Education and Certification ™ through internationally recognized, credentialed courses and certifications used by students and executives worldwide, delivered cost-effectively and at scale.

TEAM



George Levy
CEO and Chairman

George Levy is a bestselling instructor and speaker focused on blockchain, Bitcoin and cryptocurrency. He has taught over 170,000 students in more than 190 countries, with clients ranging from senior level executive teams at the Federal National Mortgage Association (Fannie Mae), and Ernst & Young, to the Ministry of Economy in Mexico, The Central Bank of Curaçao and Sint Maarten and others. As a blockchain and cryptocurrency expert speaker, he has been featured at numerous leading events the world over including highly specialized events such as Supply Chain 2.0, Miami Crypto EXP in Miami, Florida and the d10e Conference on Decentralization in Tel Aviv, Israel. Prior to Blockchain Institute of Technology, George was a Co-Founding Team Member of Yupi.com, an Internet start-up acquired by Microsoft Corporation; Regional Partner Development for Microsoft Corporation and a Vice President for World Business Forum (WOBI).

Mike Winston
Founding Advisor

Mike Winston, CFA, began his career with Credit Suisse First Boston and later spent five years as a portfolio manager co-running $1B at one of the largest investment funds in the world, Millennium Partners. After leaving Millennium, Mr. Winston created the Sutton View group of companies, dedicated to forming investment partnerships on behalf of institutional and qualified investors. He has appeared on CNBC, been recognized for excellence in investing by Institutional Investor Magazine and has been quoted in the Wall Street Journal. Mr. Winston received an MBA in Finance and Real Estate from Columbia Business School in 2005, and a BA in Economics from Cornell University in 1999. Mr. Winston is a CFA Charter Holder, a board member of Blockchain Israel, and a member of the Economic Club of New York.

George Murnane
Founding Advisor

George Murnane is CEO of Jet Token, Inc. a leading private aviation firm that is currently developing blockchain technology for aviation use. Previously, Mr. Murnane held a number of aviation-related senior positions in management and operations (CEO / COO / CFO) at ImperialJet Europe and VistaJet (European business jet charter companies), Mesa Air Group (a US regional airline operating under contract for Delta Air Lines, United Airlines and US Airways), International Airline Support Group (a US aviation services company) and the US investment bank Merrill Lynch. He earned his Master's in Business Administration (with Distinction) from The Wharton School and a Bachelor of Arts in Economics from the University of Pennsylvania. Mr. Murnane is also a US licensed Certified Public Accountant and a pilot with commercial, instrument and multi-engine ratings.

Miguel Amigot II
Advisor

Miguel Amigot II serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in technology solutions for online learning.

Miguel is a learning technologies executive, and serves as Chief Technology Officer for IBL Education, an AI Data-Driven, Open Source, Social Learning Platform. Miguel earned degrees in Computer Science and Electrical Engineering from NYU.

Marcelo Burbano
Advisor

Marcelo Burbano serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in the education sector, learning systems and growth strategy.

Marcelo Burbano is a Managing Partner at PRISMAPAR, a regional M&A and Venture firm founded 19 years ago in Brazil and with a presence in 7 countries in Latin America, US and Spain. Marcelo is also the co-founder of ARUKAY, a co-curricular learning system focused on computational thinking and coding. As of January 2021, ARUKAY had served 100,000 students in 300 schools across Latin America. Since 2000, Marcelo has held various positions in investment banking, strategic consulting, and corporations. Before joining Prismapar, Marcelo led the effort for Latin America of The Parthenon Group, one of the most recognized education strategy consulting firms based in Boston, USA. Marcelo began his career at Deutsche Bank´s M&A group in New York and also worked with Violy McCausland. Marcelo obtained his engineering degree from the Universidad de los Andes and a bachelor degree from The Wharton School (UPENN). He also obtained an MBA from the Harvard Business School.

Scott Fargo
Advisor

Scott Fargo serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in blockchain, cryptocurrency and cybersecurity development and execution topics.

Scott has 30 years of experience in IT, including cybersecurity, networking and data management. He is Founder of Bitsonline, a leading publication focused on blockchain and cryptocurrency, and a subject matter expert on decentralized finance (DeFi), cryptocurrency mining and tokenization.

Sam Rauch
Advisor

Sam Rauch serves on the Board of Advisors to Blockchain Institute of Technology Inc. and specifically provides expertise in blockchain architecture and software development.

Sam is a Certified Blockchain Professional (CBCP) and AWS Solutions Architect with 20+ years of IT experience developing emerging technologies solutions. He is the Founder and CEO of SSR Technologies, a blockchain solutions software development firm and creator of SchoolChain a decentralized document issuance and verification platform.

TERMS

Blockchain Institute of Technology Reg CF 2

Overview

PRICE PER SHARE
$0.24

VALUATION
$24.98M

DEADLINE
Apr 13, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$240.00

OFFERING TYPE
Equity

MAX INVESTMENT
$222,637.92

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
41,666

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
927,658

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Blockchain Institute of Technology Inc.**
Corporate Address	:	**400 NW 26th St, Miami, FL 33127**
Offering Minimum	:	**$9,999.84**
Offering Maximum	:	**$222,637.92**
Minimum Investment Amount (per investor)	:	**$240.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Non-Voting Common Stock**
Minimum Number of Shares Offered	:	**41,666**
Maximum Number of Shares Offered	:	**927,658**
Price per Share	:	**$0.24**
Pre-Money Valuation	:	**$24,978,998.64**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Ultra Early Bird

- Invest in the first 48 hours, get 20% bonus shares

Super Early Bird

- Invest in the first week, get 15% bonus shares

Early Bird

- Invest in the first month, get 10% bonus shares

Amount-Based Perks

$349+ | 1st Perk Title

BIT Logo Pen and Note Pad Set

$500+ | 2nd Perk Title

All previous items + BIT Online Certificate Course of Choice

$1,000+ | 3rd Perk Title

All previous items + BIT Logo T-Shirt

$2,500+ | 4th Perk Title

All previous items + BIT Logo Mug

$5,000+ | 5th Perk Title

All previous items + Certified Blockchain Professional (CBCP) Curriculum and Certification including physical CBCP certificate with your name recorded on blockchain, and featuring holographic counterfeit-proof seal.

$25,000+ | 6th Perk Title

All previous items + Dinner with George Levy, CEO of BIT in Miami, FL* + Certified Senior Blockchain Professional (CSBCP) Curriculum and Certification including physical CSBCP certificate with your name recorded on blockchain, and featuring holographic counterfeit-proof seal.

Loyalty Bonus

All previous Blockchain Institute of Technology StartEngine investors receive 15% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Blockchain Institute of Technology, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.24/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $240. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Welcome. I'm here today with George Levy, the Founder and CEO of the Blockchain Institute of Technology.

George, thanks for being with us. How are you doing?

Great speaking with you, Michael.

I'm very excited about having this conversation.

Looking forward to talking blockchain. Hey, same here.

Love the energy and the enthusiasm, getting into this.

Very exciting stuff to go through.

So let's dive right in.

How does getting trained and certified by the Blockchain Institute of Technology differ from getting a college degree, for example?

Well, key things you need to understand. Let's put things, one where people sometimes the challenges of going to a college.

So I'll give you some specifics, and one of them is pricing.

College degrees are very, very expensive.

Other ones would be, for example, fitting into your schedule.

Do you have to go to a class? Do you have to have a cohort?

You start here, you have to go 15 weeks.

It might be a full semester.

So sometimes people don't have all that time.

So if you really are a, for example, a working professional or an entrepreneur

that really wants to get educated in blockchain, you want to find a solution

that fits your timeline, is cost effectively, and is effective.

So the Blockchain Institute of Technology, what we do is we deliver professional education that's credentialed in blockchain, cryptocurrency, and we deliver it in an "On-Demand" basis.

So if you really want to get educated, it really depends on how effective and how actively you

work.

You can work very, very aggressively to get your certification a lot quicker.

And final point I want to point out is all the certifications offered by BIT, you receive a blockchain-verified certificate that can be verified by any third party, whether it's an employer, a partner, anybody you're working with can verify that you indeed have earned a certification from Blockchain Institute of Technology.

Amazing. And then diving into the specific certifications, your main certification, of course, being the Certified Blockchain Professional or the CBCP, can you elaborate on what that is and what all that would include?

Well, the Certified Blockchain Professional certification is we would like to think of it as our flagship certification.

And it's geared towards somebody that really wants to gain knowledge in smart contracts, decentralized applications, what's to really understand the whole ins and outs of blockchain technology.

It's a four course curriculum that focuses on blockchain and cryptocurrencies.

And it's a very effective way for you to be able to, number one, gather the information and learn it.

We deliver your four courses, and then you receive a certification examination.

And upon successfully passing your certification examination, you can earn your Certified Blockchain Professional certificate, which is third-party credentialed, and you can actually become a CBCP, a Certified Blockchain Professional.

So if you are a professional wanting to truly differentiate yourself, level up your level of knowledge, and actually add to your resume that you have blockchain skills, Certified Blockchain Professional or CBCP, is an excellent choice.

Got it.

And then obviously, why would somebody want to earn that CBCP certification?

You kind of elaborated on a little bit, but any further details on why.

That would be so valuable to attain?

Yeah, one of the things that we find a lot, specifically when we're working with somebody that's actually been in this space, it's very hard to be able to prove that you actually know your skills.

So anybody could say, I am a blockchain guru, or I am into cryptocurrencies.

Maybe they just bought some ether and they say, yeah, I know crypto.

So the key point is you really want to be able to, number one, have the skills.

The curriculum that we deliver you is third party credentialed and verified for effectiveness.

But furthermore, you need to prove that you actually have the skills, and that's where the examination and the certificate comes in.

So if you're applying for a job and you really want to say, hey, I really do know blockchain, I really do know crypto, being able to have a Certified Blockchain Professional certificate goes a long way to establishing your credentials.

Got it. And how many students total does BIT have?

As of this moment, and this grows constantly, we're at about... Actually, we are at over 140,000 enrollments worldwide from over 190 countries.

The reason why I'm saying as of this moment is just in the past month, we did over 10,000 new enrollments.

So we're growing very, very rapidly, and it's an international operation.

So what we're seeing is students from all over the world are participating, and we really want to deliver blockchain education and empower the blockchain workforce.

And we do that cost effectively and cost efficiently globally.

Amazing. And then switching gears just a little bit from an investor standpoint or perspective.

What are the exit plans for BIT right now?

Well BIT, we're fully committed to our mission.

We want to empower the blockchain workforce.

Our goal is to provide the maximum value to our investors.

But as I stated, we are currently fully committed on delivering on our mission of empowering the blockchain workforce worldwide.

Fantastic.

And then to close this out here, what areas are you currently working on?

What should we have on our radar? What should we be looking for you guys to accomplish near and longterm future?

Well, one of the things that we would say, and that's a big differentiator also when you're working with college courses and you're thinking about dealing with a college degree, our curriculum is constantly updated.

So what we do is we adapt to what the needs are of the market.

So what that translates into is we develop constantly new courses.

So as of now, one of the big growth areas for us is Nonfungible tokens or NFTs.

The NFT market is exploding globally and our bestselling course right now is NFT fundamentals.

What this has enabled us to do is to reach a whole new audience of people that may not have been interested in blockchain, but once getting into the NFT space, it's an entry point to getting into blockchain, then bitcoin, getting into different areas.

So getting into the NFT space has been a big opportunity to reach new audiences worldwide and we see huge opportunities also in other areas.

For example, the Metaverse or Web 3, decentralized finance, those are all high growth areas in the blockchain space.

And BIT is committed to delivering all those.

Amazing.

George Levy, the Founder and CEO of the Blockchain Institute of Technology.

Certainly a wonderful conversation, as we were expecting you absolutely delivered here.

George, thanks so much for joining us.

Thank you kindly, and we're changing the world one blockchain at a time.

Overview - Video

On January 3, 2009, the first block on the Bitcoin blockchain was mined and it changed the world. In 2022, blockchain technology not only powers the cryptocurrency market, NFTs and the Metaverse, it is also transforming our global supply chains as well as the financial, entertainment and healthcare industries, just to name a few.

According to PwC, blockchain has the potential to boost the global economy by 1.76 trillion dollars by the year 2030. The problem that we're trying to solve at Blockchain Institute of Technology is that while the use of blockchain is growing exponentially, there's a mass shortage of blockchain trained talent in the workforce. A recent Global Blockchain survey by Deloitte showed that 53% of executives see blockchain as a top five strategic opportunity, but, at the same time, they list a lack of in-house blockchain technology capabilities as a top ten challenge. This can have a major negative impact on businesses worldwide, as there are thousands of jobs worldwide currently sitting unfilled, as organizations are struggling to find people that actually know about blockchain that they can hire for the positions required.

Basically, there's just not enough people trained in the blockchain job skills required to perform the jobs that are needed.

To address a growing need for professional training and certifying the global blockchain workforce, we created the Blockchain Institute of Technology.

We deliver third party credentialed, blockchain and cryptocurrency professional education and certification, cost efficiently and at scale anytime, anywhere. Blockchain Institute of Technology courses and certification materials are evaluated and third party credentialed. Each certificate issued by BIT is recorded on the blockchain and is available for independent verification by employers and partners.

Our courses feature interactive blockchain demo platforms and multiple opportunities to work with blockchain technology across a wide range of platforms including Bitcoin, Ethereum and Hyperledger, among others.

As well as interacting with different types of cryptocurrencies and digital tokens, including NFTs.

BIT physical certificates feature a holographic counterfeit-proof seal with a unique blockchain verification ID to prevent tampering and to further eliminate the possibility of resume fraud.

Global organizations and their workforce need to adapt to a fast-changing blockchain world and as a new generation of entrepreneurs use blockchain to create the business of tomorrow. Blockchain Institute of Technology seeks to become the global primary choice for education and certification on blockchain and cryptocurrency related topics.

Investing in Blockchain Institute of Technology is investing in tomorrow's workforce, ensuring that the people that are needed to fill the required jobs will have access to blockchain and cryptocurrency skills our world needs. We believe the world is changing one blockchain at a time, and if we use this technology properly, we're bound to make the world a better place for everyone.

Join us as we change the world one blockchain at a time.

<u>Testimonials</u>

Sam Rauch

I'm a certified Blockchain professional through the Blockchain Institute of Technology, and I've completed that program. And I've completed the onsite immersion program. I originally chose BIT for the quality of content combined with George Levy's hands-on and frankly, personal approach to the subject matter. He's very excited about it, and with that approach, he extends it beyond providing the educational material, which BIT does very well, but it also focuses on building and strengthening the community of blockchain professionals, always seeking to continuously grow that community and that network, and all the associated benefits the network can provide present themselves.

Kellyann Beepat

My experience with BIT has been exciting. From starting the courses to receiving certification. The courses are easy to follow. There is a lot of information provided so that the individual courses, they do pack a punch, but they give you the ability to pause. You can review at any time. It's great for work life balance. You can achieve your certification in your own pace.

Kami Sorusch

I'm located in Cologne, Germany, and at the moment, I'm studying at the BIT Blockchain Institute of Technology. Already my second course, which is called the Senior Certified Blockchain Professional. After I had finished my first course, Certified Blockchain Professional, I decided to dive even deeper into the topic of blockchain, metaverse, Bitcoin, Ethereum, Solidity, and all those things regarding blockchain.

Joao Ralha

I live in Portugal, in Western Europe, and I did the professional certification, professional certification with BIT because I want to learn more about blockchain and their applications in reality.

John Lewis

My Certified Blockchain Professional credential helped me change my path and pursue a career in something that I'm deeply passionate about. I would highly recommend George Levy and the Blockchain Institute of Technology for your blockchain education needs.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:18 PM 05/14/2021
FILED 04:18 PM 05/14/2021
SR 20211797384 - File Number 5920398

CERTIFICATE OF INCORPORATION

OF

BLOCKCHAIN INSTITUTE OF TECHNOLOGY INC.

FIRST: The name of the Corporation is Blockchain Institute of Technology Inc. (the "**Corporation**").

SECOND: The address of its registered office in the state of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the state of Delaware (the "**DGCL**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Two Hundred Million (200,000,000), consisting of (i) One Hundred Fifty Million (150,000,000) shares of Common Stock, par value $0.0001 per share ("**Common Stock**"); and (ii) Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share ("**Preferred Stock**").

A. COMMON STOCK. The Common Stock consists of One Hundred Million (100,000,000) shares of voting Common Stock ("**Voting Common Stock**") and Fifty Million (50,000,000) shares of non-voting Common Stock ("**Non-Voting Common Stock**").

1. VOTING COMMON STOCK. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Voting Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

(b) Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. NON-VOTING COMMON STOCK. The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Non-Voting Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

(b) Voting. The holders of the Non-Voting Common Stock are not entitled to vote except as required by law, in which case the Non-Voting Common Stock are entitled to one vote for each share of Non-Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK. The Board of Directors of the Corporation is expressly authorized to provide, out of up to the undesignated Preferred Stock, for one or more series of Preferred Stock and, without the consent or vote of the Corporation's shareholders, with respect to each such series, to fix the number of shares constituting such series. Subject to compliance with the applicable protective voting rights that have been granted in the Certificate of Incorporation, as it hereafter may be amended or restated, but otherwise without the consent or vote of the Corporation's shareholders, the Board of Directors of the Corporation is expressly authorized (i) to provide for the rights, privileges, preferences, qualifications, limitations or restrictions of any such additional series of Preferred Stock, which may be subordinated to, pari passu with, or senior to the Series Seed Preferred and/or Common Stock (including, without limitation, with respect to liquidation preferences, dividends and/or approval of matters by vote or written consent); (ii) to set forth the designation of such series, the voting powers, if any, of the shares of such series, and the rights, privileges, preferences, and any qualifications, limitations or restrictions thereof, of the shares of such series in an amendment to the Certificate of Incorporation, by way of a certificate of designation or other appropriate filing (the "Certificate of Designation"); and (iii) to issue from time to time one or more such series of Preferred Stock authorized under the Certificate of Designation, as the same may be amended or restated from time to time.

FIFTH: In furtherance and not in limitation of the powers conferred by the state of Delaware:

1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "**Board**"). The number of directors which shall constitute the whole Board shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "**Bylaws**"). No election of directors need be by written ballot unless the Bylaws shall so provide.

2. The Board is expressly authorized to adopt, amend or repeal the Bylaws.

3. Meetings of stockholders may be held within or without the state of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in applicable statutes) at such place within or without the state of Delaware as the Bylaws may provide or as may be designated from time to time by the Board.

SIXTH: Subject to any provisions in the Bylaws related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Any amendment, repeal or modification of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

SEVENTH: To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the

Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL, as from time to time in effect or any successor provision thereto.

NINTH: The name and the mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
George Levy	9081 Emerson Ave Surfside, FL 33154-3213

TENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article TENTH.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or this Certificate or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article ELEVENTH shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article ELEVENTH (including each portion of any sentence of this Article ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

[*Remainder of Page is Intentionally Left Blank; Signature Page Follows*]

THE UNDERSIGNED, being the sole incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of the state of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 14th day of May 2021.

DocuSigned by:
George Levy
0392807717F3485...

George Levy
Sole Incorporator